LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111

[redacted]

12 September 2003

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Ann. E. Mantz
Company Secretary

dlw 9/16

cc. Mr. Brian Teitelbaum (Citibank)

10 September 2003

NOTICE OF ANNOUNCEMENT

Laura Ashley Holdings plc Interim Results

Laura Ashley Holdings plc will announce interim results for the 26 weeks to 27 July 2003 on Tuesday, 30 September 2003.

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